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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act File Number: 811-08839
     Date examination completed: October 29, 2004

2.   State Identification Number: ________________

AL    AK    AZ    AR            CA    CO
CT    DE    DC    FL            GA    HI
ID    IL    IN    IA            KS    KY
LA    ME    MD    MA None       MI    MN
MS    MO    MT    NE            NV    NH
NJ    NM    NY    NC            ND    OH
OK    OR    PA    RI            SC    SD
TN    TX    UT    VT            VA    WA
WV    WI    WY    PUERTO RICO

Other (specify): [____________________]

3. Exact name of investment company as specified in registration statement: streetTRACKS Series Trust

4. Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions principal office in Washington, D.C., one copy with the regional office for the region in which the investment companys principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


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Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
streetTRACKS(R) Series Trust

We have examined managements assertion, included in the accompanying Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940, that streetTRACKS(R) Series Trust (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of October 29, 2004 with respect to securities and similar investments reflected in the investment account of the Company. Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on the Companys compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 29, 2004, without prior notice to management, and with respect to agreement of security and similar investments purchases and sales, for the period from June 30, 2004 (the date of last examination) through October 29, 2004:

- Confirmation of all securities and similar investments held by the Depository Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and State Street Bank & Trust Company;

- Agreement of investment purchases and sales since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with specified requirements.

In our opinion, streetTRACKS(R) Series Trust complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 29, 2004, with respect to securities and similar investments reflected in the investment account of the Company.

This report is intended solely for the information and use of the board of trustees and management of streetTRACKS(R) Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                        Ernst & Young LLP

April 26, 2005


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Report of Management on Compliance With Rule 17f-2 of the Investment Company Act
of 1940

April 26, 2005


We, as members of management of streetTRACKS(R) Series Trust (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Companys compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 29, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 29, 2004 with respect to securities and similar investments reflected in the investment account of the Company.


Karen Gillogly/Signed
Treasurer
streetTRACKS(R) Series Trust


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